Issuer Free Writing Prospectus dated April 8, 2011
Filed Pursuant to Rule 433
Registrations No. 333-153471 and 333-173374
(Relating to Preliminary Prospectus Supplement dated April 7, 2011)
We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement and a preliminary prospectus supplement (together with the prospectus dated October 17, 2008, the “Preliminary Prospectus”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the documents incorporated by reference therein) and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the Preliminary Prospectus may be obtained from J.P. Morgan Securities LLC via Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by calling toll-free (866) 803-9204. References herein to “we,” “us,” “our” and “Idenix” refer to Idenix Pharmaceuticals, Inc.
The following information supplements and updates the information contained in the Preliminary Prospectus:

Issuer	Idenix Pharmaceuticals, Inc. (NASDAQ: IDIX)

Common stock offered by Idenix	18,310,000 shares of common stock. In addition, we have granted the underwriters a 30-day option to purchase up to 2,746,500 additional shares of common stock to cover over-allotments, if any. Unless we specifically state otherwise, all information in this issuer free writing prospectus assumes that the underwriter does not exercise this over-allotment option.

Concurrent private placement	Concurrently with the public offering, we are also selling through a private placement 1,785,714 shares of common stock to Novartis Pharma AG, our largest stockholder. After giving effect to our issuance and sale of shares in the public offering and sale of shares to Novartis in the private placement, Novartis will own approximately 36% of our outstanding common stock, or approximately 35% if the underwriter exercises its over-allotment option in full.

Common stock to be outstanding after the offering and concurrent private placement	93,240,527 shares, based on 73,144,813 shares outstanding as of March 31, 2011, which does not include, as of that date:

• 7,912,366 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2011 at a weighted-average exercise price of $7.20 per share; and

• an aggregate of 1,993,446 additional shares of common stock reserved for future issuance as of March 31, 2011 under our 2005 Stock Incentive Plan, as amended.

Public offering price	$2.80 per share.

Net proceeds to Idenix (including proceeds from the concurrent private placement)	$53.0 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Pricing date	April 8, 2011.

Closing date	April 13, 2011.

Dilution	Our net tangible book value as of December 31, 2010 was approximately $(40.9) million, or $(0.56) per share. If you purchase common stock in the offering, you will incur an immediate and substantial dilution in net tangible book value of $2.67 per share, after giving effect to the sale by us of 18,310,000 shares of common stock in the offering and 1,785,714 shares of common stock to Novartis in the concurrent private placement, in each case at the public offering price of $2.80 per share.

Sole book-running manager	J.P. Morgan Securities LLC